FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of February, 2003

Telesis North Communications Inc.

35 – The Links Road, Ste. 210 – Toronto, Ontario, M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

TELESIS NORTH COMMUNICATIONS INC.

Suite # 210 - 35 The Links Road,

Toronto, Ontario, M2P 1T7

Telephone: (416) 229-9666

NEWS RELEASE

Trading Symbol: TNC

No. 03-03

February 28, 2003

TELESIS ACCEPTS RESIGNATION OF STEVE SHAVER

TORONTO, ONTARIO, CANADA - February 28, 2003 - Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced that it has accepted the resignation of Mr. Steve Shaver, Director.  Mr. Shaver joined the board of directors on April 3, 2001, but has resigned in order to pursue other work-related activities. Telesis would like to thank Mr. Shaver for his service to the Company and wishes him well in all future endeavors.

About Telesis:  Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE(tm), allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with regional offices in the United States and the United Kingdom.  The Telesis web site can be found at  www.telesis.ca    <http://www.telesis.ca> .

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
Tel.             +1.416.228.2372

E-mail: investor@telesis.ca
Toll Free.     +1.866.578.8935 (North America only)
Fax.            +1.503.212.9311

Web Site:  www.telesis.ca/s/Investors.asp <http://www.telesis.ca/s/Investors.asp>

© 2002 Telesis North Communications, Inc.  Microsoft and Microsoft Exchange are either registered trademarks or Trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relation-ships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.. (Registrant) By: “Elizabeth Forester” Elizabeth Forester, VP Sales & Marketing

Dated:  February 28, 2003